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                                                                    Exhibit 99.1


                                 AFFIDAVIT
                                 ---------


         I, Richard W. Weening, being duly sworn, hereby depose and state:

         (i) I am Executive Chairman and Treasurer of Cumulus Media Inc. (the "Company").

         (ii) The Company is presently a wholly owned subsidiary of Cumulus Media, LLC ("Media LLC"). The Company and Media LLC intend to effect three proposed underwritten public offerings (the "Proposed Offerings"), one of approximately _____________ shares of the Company's Class A common stock, one of approximately _______ shares of the ____% Series A Cumulative Exchangeable Redeemable Preferred Stock Due 2009, and one of ______ aggregate principal amount of the Company's Senior Subordinated Notes Due 2008, and a series of transactions in connection therewith (collectively, with the Proposed Offerings, the "Transactions").

         (iii) Prior to the completion of the Proposed Offerings, Media LLC and the Company do not believe it is desirable for persons who are not stockholders or employees of the Company, Media LLC or any of their respective subsidiaries or affiliates to be members of the Company's Board of Directors. Once the Company is a publicly-held company, the Company and Media LLC believe it would be appropriate to include "independent directors" on the Board of Directors of the Company and, in accordance with the New York Stock Exchange listing requirements, will appoint persons to the Board of Directors of the Company to serve as "independent directors."



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         (iv)  Messrs. Robert H. Sheridan, III and Ralph B. Everett have agreed to serve as directors of the Company after completion of the Proposed Offerings. None of such persons is a stockholder or employee of the Company, Media LLC or any of their respective subsidiaries or affiliates. None of such persons has been asked to participate, nor has any such persons participated, in the Transactions, nor has any of such persons been asked to participate in the preparation of the Registration Statements relating to the Proposed Offerings.

         (v) Each of Robert H. Sheridan, III and Ralph B. Everett has advised me that he is agreeable to serving as a director of the Company after completion of the Proposed Offerings, but will not consent to being named in the Registration Statements for the Proposed Offerings as a person about to become a director because of his lack of any involvement with the Registration Statements of the Company prior to the completion of the Proposed Offerings. As a result of the foregoing, I believe that the obtaining of such consent is impracticable.


                                          /s/ Richard W. Weening
                                          --------------------------------
                                          Richard W. Weening


Subscribed and sworn to before me
this 27th day of March, 1998

/s/ Sandy Lee
----------------------------------
Notary Public


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